Exhibit 99.1

Highest Performances Holdings Inc. (NASDAQ: HPH) Increases Its Shareholding in Fanhua to 51.1%

GUANGZHOU, China, May 7, 2024 (GLOBE NEWSWIRE) -- Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), today announced that it has increased its shareholding in Fanhua Inc. (“Fanhua”), a leading technology-driven independent financial service provider in China, from 50.1% to 51.1% as of May 6, 2024 by acquiring 565,000 American Depositary Shares of Fanhua on Nasdaq.

Mr. Yinan Hu, Vice Chairman and CEO of HPH commented, “We are pleased to witness the solid progress that Fanhua has made in executing its various strategic initiatives, further bolstering our confidence in its growth potential. Considering that its current stock price does not fully reflect its long-term value, we will continue to increase our shareholdings in Fanhua and will continue to strongly support its development.”

About Highest Performances Holdings Inc. (NASDAQ: HPH)

HPH was founded in 2010 with the aim of becoming a top provider of smart home and enterprise services. Its mission is to improve the quality of life for families worldwide, focusing on two main driving forces: “technological intelligence” and “capital investments.” HPH has a global strategic perspective and identifies high-quality enterprises with global potential for investment and operations. Its areas of focus include asset allocation, education and study tours, cultural tours, sports events, healthcare and elderly care and family governance.

HPH currently holds controlling interests in two leading financial service providers in China, namely Fanhua Inc., a technology-driven platform, and Fanhua Puyi Fund Distribution Co., Ltd., an independent wealth management service provider. Additionally, HPH has signed an agreement to acquire controlling interests in Singapore-based White Lingjun Pte. Ltd.

Highest Performances Holdings Inc., formerly known as Puyi Inc., was renamed on March 13, 2024 to reflect its strategic transformation.

About Fanhua (NASDAQ: FANH)

Established in Guangzhou in 1998 and listed on NASDAQ in 2007 (Nasdaq: FANH), Fanhua is a leading independent financial services provider in China with strong technology capabilities and a commitment to empowering financial advisors and fostering sustained value creation for customers.

Fanhua’s mission revolves around creating an inclusive and collaborative platform for independent financial advisors, as well as various insurance/financial sales organizations, enabling its partners to optimize their practices by offering them end-to-end business solutions spanning compliance, technology, products, services, operations, capital flow, and professional training. Leveraging advanced technology, artificial intelligence, and data-driven insights, Fanhua is at the forefront of revolutionizing financial services delivery, accelerating digital transformation, and driving industry growth.

With a comprehensive approach to financial services, we connect millions of Chinese families with various financial institutions and service providers, offering a diverse range of opportunities and personalized solutions for insurance protection, retirement planning, health management, asset management, and family governance services, covering the full lifecycle of its customers’ needs.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When HPH uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from HPH’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: HPH’s ability to obtain proceeds from the Agreement; HPH’s goals and strategies; HPH’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets HPH serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by HPH with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in HPH’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. HPH undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com